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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. ____)*

                           Sensys Technologies Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  81726S101
                                (CUSIP Number)

                                 June 9, 1998
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-(c)

[x]  Rule 13d-1-(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------------------------------------------------------------

                             CUSIP No. 81726S101
------------------------------------------------------------------------------




(1)   Name of Reporting Person      S.R. Perrino
      IRS Identification No. of Above Person      ###-##-####

(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]

                                                           (b) [ ]

(3)   SEC USE ONLY

(4)   Citizenship or Place of Organization                  USA

Number of shares beneficially owned by each reporting
person with:
      (5)    Sole Voting Power       788,117

      (6)    Shared Voting Power    10,000 (shares owned by spouse; voting
             control is shared)

      (7)    Sole Dispositive Power  788,117

      (8) Shared Dispositive Power 10,000 (shares owned by spouse; dispositive power is shared)


(9)    Aggregate Amount Beneficially Owned by each Reporting Person  798,117

(10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

(11)   Percent of Class Represented by Amount in Row (9)   20.0%

(12)   Type of Reporting Person      IN




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Item 1(a). Name of Issuer.   Sensys Technologies Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.   8419 Terminal
Road, Newington, Virginia  22122-1430

Item 2(a). Names of Persons Filing.   S.R. Perrino

Item 2(b). Address of Principal Business Office or, if none, Residence.  8419
Terminal Road, Newington, Virginia   22122-1430

Item 2(c). Citizenship.       USA

Item 2(d). Title of Class of Securities.  Common Stock

Item 2(e). CUSIP Number.  81726S101

Item 3. Type of Reporting Person. IN

Item 4. Ownership.
      (a)  Amount beneficially owned:    798,117
      (b)  Percent of class:       20.0%
      (c)  Number of shares as to which the person has:
           (i)   Sole power to vote or direct the vote:     788,117
           (ii)  Shared power to vote or direct the vote:    10,000 (shares
                 owned by spouse; voting control shared)
           (iii) Sole power to dispose or to direct the disposition of: 788,117
           (iv) Shared power to dispose or to direct the disposition of: 10,000 (shares owned by spouse; dispositive power shared)

Item 5. Ownership of Five Percent or Less of a Class. Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certification.  Not applicable.


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Signature.  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 10, 1999


                                       /s/  S.R. Perrino
                                       --------------------
                                         S. R. Perrino